Exhibit 42

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

General information about financial statements

Ticker:	VLRS
Period covered by financial statements:	2020-01-01 to 2020-06-30
Date of end of reporting period:	2020-06-30
Name of reporting entity or other means of identification:	VLRS
Description of presentation currency:	MXN
Level of rounding used in financial statements:	Thousands
Consolidated:	Yes
Number of quarter:	2
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

1 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Follow-up of analysis

Analyst Coverage

Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Pablo Monsivais
Bradesco BBI	Victor Mizusaki
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Mauricio Martinez
Goldman Sachs	Bruno Amorim
HSBC	Alexandre P Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Morgan Stanley	Joshua Milberg
Santander	Pedro Bruno
UBS	Rogerio Araujo
Vector	Marco Antonio Montañez

2 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Consolidated Statements of Financial Position

	As of June 30, 2020	As of December 31, 2020 (Audited)
Consolidated Statements of Financial Position
Assets
Current assets
Cash and cash equivalents	10,013,316	7,979,972
Trade and other current receivables	2,166,346	1,884,974
Current tax assets, current	576,342	435,360
Other current financial assets	27,506	133,567
Current inventories	278,230	301,908
Current biological assets	0	0
Other current non-financial assets	2,460,631	1,381,458
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	15,522,371	12,117,239
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	15,522,371	12,117,239
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	2,149	2,695
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Property, plant and equipment	7,021,268	7,385,334
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	32,798,889	34,128,766
Goodwill	0	0
Intangible assets other than goodwill	166,840	167,397
Deferred tax assets	3,194,067	1,542,536
Other non-current non-financial assets	9,077,775	7,951,160
Total non-current assets	52,260,988	51,177,888
Total assets	67,783,359	63,295,127
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	11,777,054	7,438,034
Income tax payable	1,903	140,609
Other current financial liabilities	4,437,458	2,086,017
Current lease liabilities	6,844,226	4,720,505
Accrued liabilities	1,759,231	2,531,861
Short-term provisions
Current provisions for employee benefits	0	0
Other current provisions	304,026	407,190
Total current provisions	304,026	407,190
Total current liabilities other than liabilities included in disposal groups classified as held for sale	25,123,898	17,324,216
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	25,123,898	17,324,216
Long-term liabilities
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other long-term financial liabilities	1,876,006	2,889,952

3 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	As of June 30, 2020	As of December 31, 2020 (Audited)
Long-term lease liabilities	42,307,299	35,796,540
Other long-term non-financial liabilities	72,422	90,796

Long-term provisions for employee benefits	44,746	38,206
Other long-term provisions	2,370,597	1,469,595
Total long-term provisions	2,415,343	1,507,801
Deferred tax liabilities	155,707	156,139
Total long-term liabilities	46,826,777	40,441,228
Total liabilities	71,950,675	57,765,444
Equity
Capital stock	2,973,559	2,973,559
Additional paid in capital	1,851,193	1,880,007
Treasury shares	175,661	169,714
Retained (losses) earnings	(2,698,460)	438,412
Other reserves	(6,117,947)	407,419
Total equity attributable to owners of parent	(4,167,316)	5,529,683
Non-controlling interests	0	0
Total equity	(4,167,316)	5,529,683
Total equity and liabilities	67,783,359	63,295,127

4 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Consolidated Statements of Operations

	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Consolidated Statements of Operations
Profit (loss)
Operating revenues	9,350,355	15,521,654	1,525,875	8,329,249
Cost of sales	0	0	0	0
Gross profit	9,350,355	15,521,654	1,525,875	8,329,249
Sales, marketing and distribution expense	542,132	621,253	179,258	349,962
Administrative expenses	0	0	0	0
Other operating income	301,303	123,309	180,084	123,235
Other operating expense	11,148,598	14,338,432	3,873,721	7,443,164
Operating (loss) income	(2,039,072)	685,278	(2,347,020)	659,358
Finance income	76,431	1,249,603	1,136,205	57,759
Finance costs	2,518,605	1,022,509	1,137,383	519,964
Share of profit (loss) of associates and joint ventures accounted for using equity method	0	0	0	0
(Loss) income before tax	(4,481,246)	912,372	(2,348,198)	197,153
Income (expense) Benefit	(1,344,374)	273,712	(704,460)	77,750
(Loss) income from continuing operations	(3,136,872)	638,660	(1,643,738)	119,403
(Loss) income from discontinued operations	0	0	0	0
Net (loss) income	(3,136,872)	638,660	(1,643,738)	119,403
(Loss) income, attributable to
(Loss) income, attributable to owners of parent	(3,136,872)	638,660	(1,643,738)	119,403
(Loss) income, attributable to non-controlling interests	0	0	0	0
Earnings per share
(Loss) earnings per share
(Loss) earnings per share
Basic (loss) earnings per share
Basic (loss) earnings per share from continuing operations	(3.1)	0.63	(1.62)	0.12
Basic (loss) earnings per share from discontinued operations	0	0	0	0
Total basic (loss) earnings per share	(3.1)	0.63	(1.62)	0.12
Diluted (loss) earnings per share
Diluted (loss) earnings per share from continuing operations	(3.1)	0.63	(1.62)	0.12
Diluted (loss) earnings per share from discontinued operations	0	0	0	0
Total diluted (loss) earnings per share	(3.1)	0.63	(1.62)	0.12

[1] ↑ Includes the following expenses: i) Fuel by Ps. 3,018,139, ii) Depreciation of right-of-use assets by Ps. 2,474,130, iii) Landing, take-off and navigation expenses by Ps. 1,915,098, iv) Salaries and benefits by Ps. 1,605,057, v) Aircraft and engine variable lease expenses by Ps. 800,569, vi) Other operating expenses by Ps. 517,303, vii) Depreciation and amortization by Ps. 418,960 and viii) Maintenance by Ps. 399,342.

[2] ↑ Includes the following expenses: i) Fuel by Ps. 5,770,066, ii) Landing, take-off and navigation expenses by Ps. 2,420,333, iii) Depreciation of right-of-use assets by Ps. 2,335,864, iv) Salaries and benefits by Ps. 1,739,151, v) Maintenance by Ps. 722,701, vi) Aircraft and engine variable lease expenses by Ps. 542,734, vii) Other operating expenses by Ps. 516,395 and viii) Depreciation and amortization by Ps. 291,188.

[3] ↑ Includes the following expenses: i) Depreciation of right-of-use assets by Ps. 1,240,263, ii) Salaries and benefits by Ps. 665,220, iii) Fuel by Ps. 504,949, iv) Landing, take-off and navigation expenses by Ps. 437,569 , v) Aircraft and engine variable lease expenses by Ps. 425,748, vi) Other operating expenses by Ps. 223,999, vii) Depreciation and amortization by Ps. 210,352 and viii) Maintenance by Ps. 165,621.

[4] ↑ Includes the following expenses: i) Fuel by Ps. 3,087,189, ii) Landing, take-off and navigation expenses by Ps. 1,188,166, iii) Depreciation of right-of-use assets by Ps. 1,180,212, iv) Salaries and benefits by Ps. 887,493, v) Maintenance by Ps. 369,307, vi) Aircraft and engine variable lease expenses by Ps. 315,588, vii) Other operating expenses by Ps. 260,392, viii) and Depreciation and amortization by Ps. 154,817.

5 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Consolidated Statements of Comprehensive Income

	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Consolidated Statements of Comprehensive Income
Net (loss) income of the period	(3,136,872)	638,660	(1,643,738)	119,403
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0	0	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	4,803	6,144	(2,972)	1,616
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	4,803	6,144	(2,972)	1,616
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
(Losses) gains on cash flow hedges, net of tax	(5,847,360)	(354,808)	743,139	336,769
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive (loss) income, net of tax, cash flow hedges	(5,847,360)	(354,808)	743,139	336,769
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
(Losses) gains on change in value of time value of options, net of tax	(682,809)	121,561	660,178	20,442
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive (loss) income, net of tax, change in value of time value of options	(682,809)	121,561	660,178	20,442

6 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive (loss) income that will be reclassified to profit or loss, net of tax	(6,525,366)	(227,103)	1,400,345	358,827
Total other comprehensive (loss) income	(6,525,366)	(227,103)	1,400,345	358,827
Total comprehensive (loss) income	(9,662,238)	411,557	(243,393)	478,230
Comprehensive (loss) income attributable to
Comprehensive (loss) income, attributable to owners of parent	(9,662,238)	411,557	(243,393)	478,230
Comprehensive income, attributable to non-controlling interests	0	0	0	0

7 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Consolidated Statements of Cash Flows, indirect method

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Consolidated Statements of Cash Flows, indirect method
Cash flows provided by (used in) operating activities
Net (loss) income of the period	(3,136,872)	638,660
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	(1,344,374)	273,712
Adjustments for finance costs	3,360,735	(335,678)
Adjustments for depreciation and amortisation expense	2,893,090	2,627,052
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	0	0
Adjustments for unrealised foreign exchange losses (gains)	0	0
Adjustments for share-based payments	23,576	14,550
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	(288,452)	(95,565)
Participation in associates and joint ventures	0	0
Adjustments for decrease (increase) in inventories	23,678	3,289
Adjustments for decrease (increase) in trade accounts receivable	271,091	(331,955)
Adjustments for decrease (increase) in other operating receivables	(71,271)	(205,845)
Adjustments for increase (decrease) in trade accounts payable	1,955,178	375,617
Adjustments for increase (decrease) in other operating payables	49,726	759,958
Other adjustments for non-cash items	9,186	(32,343)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	(382,514)	1,521,529
Total adjustments to reconcile profit (loss)	6,499,649	4,574,321
Net cash flows from provided by operations	3,362,777	5,212,981
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	76,431	92,180
Income taxes refund (paid)	36,599	47,580
Other inflows (outflows) of cash	0	0
Net cash flows provided by operating activities	3,402,609	5,257,581
Cash flows provided by (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	1,108,806	597,013
Purchase of property, plant and equipment	1,024,200	779,978
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	50,408	24,779
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

8 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income tax refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows provided by (used in) investing activities	34,198	(207,744)
Cash flows provided by (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	0	1,588,570
Repayments of borrowings	286,905	934,056
Payments of finance lease liabilities	0	0
Payments of lease liabilities	2,625,914	3,130,389
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	163,085	71,742
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	27,723	(85,728)
Net cash flows used in financing activities	(3,048,181)	(2,633,345)
Net increase in cash and cash equivalents before effect of exchange rate changes	388,626	2,416,492
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	1,644,718	(155,751)
Net increase in cash and cash equivalents	2,033,344	2,260,741
Cash and cash equivalents at beginning of period	7,979,972	5,862,942
Cash and cash equivalents at end of period	10,013,316	8,123,683

9 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Consolidated Statements of Changes in Equity - Accumulated Current

	Components of equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Consolidated Statements of Changes in Equity
Equity at beginning of period	2,973,559	1,880,007	169,714	438,412	0	18,267	14,096	0	90,676
Changes in equity
Comprehensive income
Net loss of the period	0	0	0	(3,136,872)	0	0	0	0	0
Other comprehensive income (loss)	0	0	0	0	0	4,803	(5,847,360)	0	(682,809)
Total comprehensive (loss) income	0	0	0	(3,136,872)	0	4,803	(5,847,360)	0	(682,809)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	1,210	12,391	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Decrease through share-based payment transactions, equity	0	(30,024)	(6,444)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total (decrease) increase in equity	0	(28,814)	5,947	(3,136,872)	0	4,803	(5,847,360)	0	(682,809)
Equity at end of period	2,973,559	1,851,193	175,661	(2,698,460)	0	23,070	(5,833,264)	0	(592,133)

10 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	Components of equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	0	0	(6,799)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	0	(6,799)	0	0	0

11 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	Components of equity
	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	291,179	407,419	5,529,683	0	5,529,683
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(3,136,872)	0	(3,136,872)
Other comprehensive income	0	0	0	0	(6,525,366)	(6,525,366)	0	(6,525,366)
Total comprehensive income	0	0	0	0	(6,525,366)	(9,662,238)	0	(9,662,238)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	(11,181)	0	(11,181)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	(23,580)	0	(23,580)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total decrease in equity	0	0	0	0	(6,525,366)	(9,696,999)	0	(9,696,999)
Equity at end of period	0	0	0	291,179	(6,117,947)	(4,167,316)	0	(4,167,316)

12 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Consolidated Statements of Changes in Equity - Accumulated Previous

	Components of equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options

Consolidated Statements of Changes in Equity
Equity at beginning of period	2,973,559	1,837,073	122,661	(2,200,651)	0	10,222	9,969	0	(93,872)
Changes in equity
Comprehensive income
Net income of the period	0	0	0	638,660	0	0	0	0	0
Other comprehensive income (loss)	0	0	0	0	0	6,144	(354,808)	0	121,561
Total comprehensive income (loss)	0	0	0	638,660	0	6,144	(354,808)	0	121,561
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
(Decrease) increase through other changes, equity	0	0	(492)	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
(Decrease) increase through share-based payment transactions, equity	0	(14,640)	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total (decrease) increase in equity	0	(14,640)	(492)	638,660	0	6,144	(354,808)	0	121,561
Equity at end of period	2,973,559	1,822,433	122,169	(1,561,991)	0	16,366	(344,839)	0	27,689

13 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	Components of equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	0	0	335	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0		0	0	0	0	0	0
Other comprehensive income	0	0		0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0		0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0		0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0		0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0		0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0		0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0		0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0		0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0		0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0		0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	0	335	0	0	0

14 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	Components of equity
	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Consolidated Statements of Changes in Equity
Equity at beginning of period	0	0	0	291,179	217,833	2,705,153	0	2,705,153
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	638,660	0	638,660
Other comprehensive (loss) income	0	0	0	0	(227,103)	(227,103)	0	(227,103)
Total comprehensive (loss) income	0	0	0	0	(227,103)	411,557	0	411,557
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	492	0	492
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
(Decrease) increase through share-based payment transactions, equity	0	0	0	0	0	(14,640)	0	(14,640)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total (decrease) increase in equity	0	0	0	0	(227,103)	397,409	0	397,409
Equity at end of period	0	0	0	291,179	(9,270)	3,102,562	0	3,102,562

15 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Informative data about the Consolidated Statements of Financial Position

	As of June 30, 2020	As of December 31, 2019
Informative data of the Consolidated Statements of Financial Position
Capital stock	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	5,002	4,950
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	91,040	91,040
Guaranteed debt of associated companies	0	0

16 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Informative data about the Consolidated Statements of Operations

	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Informative data of the Consolidated Statements of Operations
Depreciation and amortization	2,893,090	2,627,052	1,450,615	1,335,029

17 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Informative data – Consolidated Statement of Operations for 12 months

	For the twelve months ended June 30, 2020	For the twelve months ended June 30, 2019
Informative data – Consolidated Statements of Operations for 12 months
Operating revenues	28,581,373	30,746,388
Operating income	1,631,073	2,017,735
Net (loss) income	(1,136,469)	1,089,900
(Loss) income, attributable to owners of parent	(1,136,469)	1,089,900
Depreciation and amortization	5,644,523	4,962,594

18 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Breakdown of credits

					Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Bank
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Sabadell	NO	2019-12-20	2021-12-20	TIIE + 300 bps	200,360
Banco Santander-Bancomext	NO	2011-07-27	2022-05-31	LIBOR + 260 bps							1,990,414	1,375,477	395,123
TOTAL					200,360	0	0	0	0	0	1,990,414	1,375,477	395,123	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					200,360	0	0	0	0	0	1,990,414	1,375,477	395,123	0	0	0
Stock market
Listed on stock exchange - unsecured
CEBUR	NO	2019-06-20	2024-06-20	TIIE + 175 bps	2,470		486,321	495,976	498,586
TOTAL					2,470	0	486,321	495,976	498,586	0	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					2,470	0	486,321	495,976	498,586	0	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation expenses	NO	2020-06-30	2020-06-30		1,293,572
Fuel expenses	NO	2020-06-30	2020-06-30		357,983
Administrative expenses	NO	2020-06-30	2020-06-30		280,262
Technology and communication expenses	NO	2020-06-30	2020-06-30		64,817
Maintenance expenses	NO	2020-06-30	2020-06-30		26,715
Other services expenses	NO	2020-06-30	2020-06-30		24,106
Sales, marketing and distribution expenses	NO	2020-06-30	2020-06-30		13,960
Maintenance expenses USD	SI	2020-06-30	2020-06-30								775,246
Technology and communication expenses USD	SI	2020-06-30	2020-06-30								189,381
Other services USD	SI	2020-06-30	2020-06-30								171,840
Landing, take off and navigation expenses USD	SI	2020-06-30	2020-06-30								98,474
Sales, marketing and distribution expenses USD	SI	2020-06-30	2020-06-30								87,716
Flight equipment expense USD	SI	2020-06-30	2020-06-30								1,279
TOTAL					2,061,415	0	0	0	0	0	1,323,936	0	0	0	0	0
Total suppliers
TOTAL					2,061,415	0	0	0	0	0	1,323,936	0	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					2,264,245	0	486,321	495,976	498,586	0	3,314,350	1,375,477	395,123	0	0	0

19 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Annex - Monetary foreign currency position

Disclosure of monetary foreign currency position

U.S. dollar amounts at June 30, 2020 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps. 22.9715 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2020.

	Monetary foreign currency position
	Dollars	Dollar equivalent in Mexican pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total Mexican pesos
Foreign currency position
Monetary assets
Short-term monetary assets	488,769	11,227,757	0	0	11,227,757
Long-term monetary assets	381,313	8,759,332	0	0	8,759,332
Total monetary assets	870,082	19,987,089	0	0	19,987,089
Liabilities position
Short-term liabilities	641,301	14,731,646	0	0	14,731,646
Long-term liabilities	1,961,415	45,056,645	0	0	45,056,645
Total monetary liabilities	2,602,716	59,788,291	0	0	59,788,291
Net monetary liabilities	(1,732,634)	(39,801,202)	0	0	(39,801,202)

20 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Annex - Distribution of income by product

	Income type
	Domestic	International	Income of subsidiaries abroad	Total income
Operating Revenues
Domestic (México)	6,364,384	0	0	6,364,384
International (United States of America and Central America)	0	0	2,985,971	2,985,971
Total operating revenues	6,364,384	0	2,985,971	9,350,355

21 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Annex - Financial derivate instruments

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over-the-counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. As of the date of this report, the Company uses Asian Call Options and Asian Zero-Cost Collars. Asian instruments consider the monthly average price of the underlying, hence it matches the outflows of Volaris main fuel supplier. A proportional part of hedges were inefficient and will be reclassified to the OCI according to the standards.

22 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

2.	Foreign currency risk: While Mexican Peso is the functional currency of the company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the company’s cash flows. To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not have any outstanding position on foreign exchange financial instruments.

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s flight equipment lease agreements and long-term debt obligations with floating interest rates. The Company enters into derivative financial instruments to hedge a portion of such exposure. As of the date of this report, the Company has an outstanding position on interest rate derivatives (CAP).

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled mark-to-market loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of current assets under the caption guarantee deposits. It is assessed reviewed and adjusted accordingly on a daily basis.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of June 30, 2020, the Company has 8 ISDAs in place with different financial institutions and was active with 2 of them during the second quarter 2020.

Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. Afterwards, that fair value is compared with internally developed valuation techniques that use valid and recognized methodologies based on the assets listed on its respective market and using Bloomberg as the main source of information for the levels.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of this report, providing part of the position was ineffective due to the reduction in capacity caused by COVID-19, which will be reflected in the Comprehensive Financing Result.

23 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to several market risks, such as fuel price, exchange rates and interest rates. During the second quarter of 2020, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

Appendix A

Derivative financial instruments summary

As of June 30, 2020

(In thousands of Mexican pesos)

Type of derivative	For hedging or other purposes	Notional amount / Nominal value	Short or long position	Underlying asset value			Fair Value (3)		Due
				Base	Current quarter (2Q20)	Prior quarter (1Q20)	Current quarter (2Q20)	Prior quarter (1Q20)
Jet Fuel Asian Call Options (1)	Hedge	16.1 M gallons	Long	Jet Fuel GC 54	USD $1.02 / Gal	USD $0.68 / Gal	MXN $5,369	MXN $7,547	Short term: MXN $5,369
Jet Fuel Asian Zero-Cost Collars(2)		94.3 M gallons					MXN -$846,600	MXN -$1,748,717	Short term: MXN -$846,600
Interest rate CAP	Hedge	MXN $1,500M	Long	TIIE 28	5.28%	6.71%	MXN $2,149K	MXN $1,753K	Long term: MXN $2,149

(1)	Information regarding 7 instruments closed with 2 counterparties.
(2)	Information regarding 44 instruments closed with 3 counterparties.
(3)	From the Company´s point of view.
(4)	The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions. Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient, in order to minimize the potential margin calls.

24 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Notes - Subclassifications of assets, liabilities and equities

	As of June 30, 2020	As of December 31, 2019 (Audited)
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	5,964	44,880
Balances with banks	5,243,335	4,703,967
Total cash	5,249,299	4,748,847
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	4,764,017	3,231,125
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	4,764,017	3,231,125
Other cash and cash equivalents	0	0
Total cash and cash equivalents	10,013,316	7,979,972
Trade and other current receivables
Current trade receivables	270,914	542,005
Current receivables due from related parties	17,202	23,442
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	1,127,433	938,532
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	750,797	380,995
Total trade and other current receivables	2,166,346	1,884,974
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished godos	0	0
Spare parts and accesories off light equipment	270,715	294,390
Property intended for sale in ordinary course of business	0	0
Miscellaneous supplies	7,515	7,518
Total current inventories	278,230	301,908
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0

25 of 69

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	As of June 30, 2020	As of December 31, 2019 (Audited)
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Property, plant and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	49,554	52,984
Motor vehicles	0	0
Total vehicles	49,554	52,984
Fixtures and fittings	0	0
Office equipment	34,771	36,660
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	5,047,143	5,022,960
Construction prepayments	0	0
Other rotable spare parts, furniture and equipment	1,889,800	2,272,730
Total rotable spare parts, furniture and equipment	7,021,268	7,385,334
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	106,298	156,306
Licences and franchises	2,901	3,742
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	57,641	7,349
Other intangible assets	0	0
Total intangible assets other than goodwill	166,840	167,397
Goodwill	0	0
Total intangible assets and goodwill	166,840	167,397
Trade and other current payables
Current trade payables	3,385,351	1,597,099
Current payables to related parties	292,446	58,554
Accruals and deferred income classified as current
Deferred income classified as current	5,832	3,679,926
Rent deferred income classified as current	0	0

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VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	As of June 30, 2020	As of December 31, 2019 (Audited)
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	5,832	3,679,926
Current payables on social security and taxes other than income tax	2,267,257	2,102,455
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	11,777,054	7,438,034
Other current financial liabilities
Bank loans current	3,566,251	2,081,676
Stock market loans current	2,470	4,341
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	868,737	0
Total Other current financial liabilities	4,437,458	2,086,017
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Bank loans non-current	395,123	1,452,553
Stock market loans non-current	1,480,883	1,437,399
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,876,006	2,889,952
Other provisions
Other non-current provisions	2,370,597	1,469,595
Other current provisions	304,026	407,190
Total other provisions	2,674,623	1,876,785
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	0	0
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0

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VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

	As of June 30, 2020	As of December 31, 2019 (Audited)
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	1	1
Merger reserve	0	0
Statutory reserve	291,178	291,178
Other comprehensive income	(6,409,126)	116,240
Total other reserves	(6,117,947)	407,419
Net assets (liabilities)
Assets	67,783,359	63,295,127
Liabilities	71,950,675	57,765,444
Net assets (liabilities)	(4,167,316)	5,529,683
Net current assets (liabilities)
Current assets	15,522,371	12,117,239
Current liabilities	25,123,898	17,324,216
Net current assets (liabilities)	(9,601,527)	(5,206,977)

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VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Notes - Analysis of income and expense

	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the three months ended June 30, 2020	For the three months ended June 30, 2019
Analysis of income and expense
Revenue
Revenue from rendering of services	9,350,355	15,521,654	1,525,875	8,329,249
Revenue from sale of goods	0	0	0	0
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	9,350,355	15,521,654	1,525,875	8,329,249
Finance income
Interest income	76,431	92,180	27,221	54,375
Net gain on foreign exchange	0	1,157,423	1,108,984	3,384
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	76,431	1,249,603	1,136,205	57,759
Finance costs
Interest expense	74,197	0	34,649	0
Net loss on foreign exchange	724,968	0	0	0
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	1,719,440	1,022,509	1,102,734	519,964
Total finance costs	2,518,605	1,022,509	1,137,383	519,964
Income tax (benefit) expennse
Current tax	0	0	0	0
Deferred tax	(1,344,374)	273,712	(704,460)	77,750
Total income tax (benefit) expense	(1,344,374)	273,712	(704,460)	77,750

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VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At June 30, 2020 and December 31, 2019

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 21, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and Senior Vice President Chief Legal Officer and Corporate Affairs and Interim Chief Financial Officer, Jaime E. Pous, on July 22, 2020. Subsequent events have been considered through that date.

a) Relevant events

Issuance asset backed trust notes

On June 20, 2019, the Company, through its subsidiary Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “ Trust Notes ”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of TIIE 28 plus 175 basis points.

Shares conversion

On February 16, 2018, one of the Company’s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares or on the earnings-per-share calculation.

New code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports. Tickets from Frontier can be purchased directly from the Volaris’ website.

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. Commitments to acquisition of property, plant and equipment are disclosed in Note 16.

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b) Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of June 30, 2020 (unaudited) and December 31, 2019 (audited), and the related consolidated statements of operations, comprehensive income for each of the three and six months ended June 30, 2020 and 2019 (unaudited), changes in equity and cash flows for each of the year period ended June 30, 2020 and 2019 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019, 2018 and 2017 (audited).

c) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At June 30, 2020 and December 31, 2019, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

			% Equity interest
Name	Principal activities	Country	June 30, 2020	December 31, 2019
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%

Vuela Aviación S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. *	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”) (1)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations.

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

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2.  Impact of new International Reporting Standard

New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards and interpretations effective as of January 1, 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements of the Company .

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of the Company.

IFRIC 22 — Foreign Currency Transactions and Advance Considerations

IFRIC 22 clarifies that the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non- monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non- monetary asset or non-monetary liability arising from the advance consideration.

This interpretation does not have any impact on the Company’s consolidated financial statements.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met.

The Company’s accounting policy for cash-settled share-based payments is consistent with the approach clarified in the amendments. In addition, the Company has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on the consolidated financial statements.

IFRIC 23 — Uncertainty over Income Tax Treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

The Interpretation did not have an impact on the consolidated financial statements of the Company.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments had no impact on the consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

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IAS 12 — Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events. An entity applies the amendments for annual reporting periods beginning on or after January 1st, 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

IAS 23— Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1st, 2019, with early application permitted. Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

3. Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at June 30, 2020 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.22.9715 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2020. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

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Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended June 30, 2020 and 2019 represented 13% and 40%, of the Company’s operating expenses, respectively. Additionally, the Aircraft jet fuel consumed in the six months ended June 30, 2020 and 2019 represented 26% and 39%, of the Company’s operating expenses, respectively

For the three months ended June 30, 2020; did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54. However, it unwinds put legs on 2 Zero-Cost Collars instruments with maturity dates of June & July to reduce crude market exposure, in line with capacity adjustments due to COVID-19 outbreak.

In addition, as of June 30, 2020, the fair value corresponding to the long put entered into in order to unwind the June transaction was of Ps.22,137; thereby netting out with the respective short put position of the Zero- cost collar.

For the three and six months ended June 30, 2020, the Company recognized an unwind of the Zero cost collar of Ps.24,361 which was recognized as part of finance cost.

During the year ended December 31, 2019, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 13,492 thousand gallons. Such hedges represented a portion of the projected consumption for the 4Q 2019. Additionally, during the same period, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons. Such hedges represent a portion of the projected consumption for the 3Q2019 and the year 2020.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the Asian call options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options and Zero-Cost collars.

As of June 30, 2020, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was an unrealized gain of Ps.5,369; as for the Zero- Cost collars it was an unrealized loss of Ps.846,600 and is presented as part of the financial assets and financial liabilities in the unaudited interim condensed consolidated statement of financial position.

During the three months ended June 30, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps. 15,349 (Ps.2,367 which was recognized in the fuel cost and an expense of Ps.12,982 in finance cost). For the three months ended June 30, 2019, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.642.

During the six months ended June 30, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of of Ps.15,349 (Ps.2,367. which was recognized in the fuel cost and an expense of Ps.12,982 in finance cost). For the six months ended June 30, 2019, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.766.

During the three months ended June 30, 2020 and 2019, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.555,949 (Ps.215,546 which was recognized in the fuel cost and an expense of Ps.340,403 in finance cost) and Ps.1,016, respectively.

During the six months ended June 30, 2020 and 2019, the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.657,639 (Ps.317,236 which was recognized in the fuel cost and an expense of Ps.340,403 in finance cost) and Ps.17,797, respectively.

The amount of cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of June 30, 2020 recognized in other comprehensive income totals Ps.842,115 (The positive cost of hedging in December 2019 totals Ps.133,567), and will be recycled to the fuel cost during 2020 and 2021, as these options expire on a monthly basis.

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The Company has a hedging policy in place in order to stablish guidelines to hedge fuel consumption; nevertheless, with COVID-19 outbreak, capacity was considerably reduced, thereby, ineffectiveness arises in this hedging relationship. As of 30 June 2020, the fair value of the jet fuel position was Ps.893,337, however the value of the effective portion was Ps.842,115 which was recognized in other comprehensive income and the ineffectiveness of Ps.51,222 was recognized in finance cost of the period.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

		Position as of June 30, 2020 Jet fuel contracts maturities
Jet fuel risk Asian Calls		2 Half 2020		2020 Total		1 Half 2021		2021 Total
Notional volume in gallons (thousands)*		8,801		8,801		7,280		7,280
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.81	US$	1.81	US$	1.90	US$	1.90
Approximate percentage of hedge (of expected consumption value)		9%		9%		5%		2%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		86,753		86,753		7,556		7,556
Strike price agreed rate per gallon (U.S.dollars)**	US$	1.42/1.76	US$	1.42/1.76	US$	1.23/1.93	US$	1.23/1.93
Approximate percentage of hedge (of expected consumption value)		92%		92%		5%		3%
All-in
Approximate percentage of hedge (of expected consumption value)		101%		101%		10%		5%

*	US Gulf Coast Jet 54 as underlying asset

** Weighted average

According with the recent COVID 19 outbreak in Mexico and other countries where the airline has operations, performance will be affected and therefore, hedge ratios reported in this document may adjust with its respective accounting.

	Position as of December 31, 2019
	Jet fuel Zero-Cost Collar collars options contracts maturities
Jet fuel risk Zero-Cost collars		1 Half 2020		2 Half 2020		2020 Total
Notional volume in gallons (thousands)*		34,480		22,164		56,644
Strike price agreed rate per gallon(U.S.dollars)**	US$	1.63/1.82	US$	1.65/1.81	US$	1.64/1.82
Approximate percentage of hedge (of expected consumption value)		25%		15%		20%
All-in
Approximate percentage of hedge (of expected consumption value)		25%		15%		20%

*	US Gulf Coast Jet 54 as underlying asset

** Weighted average

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b)	Foreign currency risk

Though the Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses are denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

While most of the Company’s revenue is generated in Mexican pesos, although 29% of its revenues came from operations in the United States of America and Central America for the year ended at December 31, 2019.

For the three months ended June 30, 2020, 26% of the Company´s of its revenues came from operations in the United States of America and Central America (31% for the three months ended June 30, 2019).

For the six months ended June 30, 2020, 32% of the Company´s of its revenues came from operations in the United States of America and Central America (30% for the three months ended June 30, 2019).

For the three months ended June 30, 2020 and 2019 the U.S. dollar denominated collections accounted were 49% and 44%, respectively. Additionally, for the six months ended June 30, 2020 and 2019 the U.S. dollar denominated collections accounted were 45% and 43%, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange exposure as of June 30, 2020 and December 31, 2019, is as set forth below:

	Thousands of U.S. dollars
	June 30, 2020		December 31, 2019
Assets:
Cash and cash equivalents	US$	386,240	US$	373,099
Other accounts receivable, net		39,692		23,620
Guarantee deposits		442,953		437,499
Derivative financial instruments		1,197		7,088
Total assets		870,082		841,306
Liabilities:
Financial debt		163,726		176,927
Lease liabilities		2,241,328		2,263,849
Suppliers		143,935		76,471
Other taxes and fees payable		15,909		22,486
Derivative financial instruments		37,818		-
Total liabilities		2,602,716		2,539,733
Net foreign currency position	US$	(1,732,634)	US$	(1,698,427)

At July 22, 2020, date of issuance of these financial statements, the exchange rate was Ps.22.6278 per U.S. dollar.

As of June 30, 2020, and December 31, 2019, the Company did not enter into foreign exchange rate derivatives financial instruments. All the Company’s remaining position in FX plain vanilla forwards matured throughout the first quarter of 2019 (January).

For the three and the six months ended June 30, 2019, the net gain (loss) on the foreign currency forward contracts was Ps.0 and Ps.4,199, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

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c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a Cap to mitigate the risk due to interest rate increases on the CEBUR coupon payments. The floating rate coupons reference referring to TIIE 28 are limited under the Cap to 10% on the reference rate for the life of the CEBUR and haves the same amortization schedule. Thus, the cash flows of the CEBUR are perfectly matched by the hedging instrument. The cap start date was July 19, 2019 and the maturity date is June 20, 2024; consists of 59 caplets with the same specifications that the CEBUR coupons for reference rate determination, coupon term, and fair value.

As of June 30, 2020, and December 31, 2019, the fair value of the CAP was an unrealized gain of Ps.2,149 and Ps.2,695 and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, leases liabilities and derivative contracts.

The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	June 30, 2020
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	3,342,722	Ps.	395,123	Ps.	3,737,845
Short-term working capital facilities		200,000		-		200,000
Asset backed trust note		-		1,500,000		1,500,000

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		868,737		-		868,737

Lease liabilities:
Aircraft, engines, land and buildings leases		6,844,226		42,307,299		49,151,525
Aircraft and engine lease return obligation		302,301		2,120,597		2,422,898
Total	Ps.	11,557,986	Ps.	46,323,019	Ps.	57,881,005

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	December 31, 2019
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	1,855,956	Ps.	1,452,553	Ps.	3,308,509
Short-term working capital facilities		200,000		-		200,000
Asset backed trust note		-		1,500,000		1,500,000

Lease liabilities:
Aircraft, engines, land and buildings leases		4,720,505		35,796,540		40,517,045
Aircraft and engine lease return obligation		383,093		1,469,595		1,852,688
Total	Ps.	7,159,554	Ps.	40,218,688	Ps.	47,378,242

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At June 30, 2020, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2020 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the six months ended June 30, 2020 and December 31, 2019. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

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7. Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i) In the principal market for the asset or liability, or

(ii) In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	June 30, 2020		December 31, 2019		June 30, 2020		December 31, 2019
Assets
Derivative financial instruments	Ps.	29,655	Ps.	136,262	Ps.	29,655	Ps.	136,262

Liabilities
Financial debt		(5,437,845)		(5,008,509)		(5,657,902)		(5,194,316)
Derivative Financial instruments		(868,737)		-		(868,737)		-
Total	Ps.	(6,276,927)	Ps.	(4,872,247)	Ps.	(6,496,984)	Ps.	(5,058,054)

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The following table summarizes the fair value measurements at June 30, 2020:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts *	Ps.	-	Ps.	27,506	Ps.	-	Ps.	27,506
Interest Rate Cap		-		2,149		-		2,149
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(868,737)		-		(868,737)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,657,902)		-		(5,657,902)
Net	Ps.	-	Ps.	(6,496,984)	Ps.	-	Ps.	(6,496,984)

*	Jet fuel forwards levels:

**LIBOR curve and TIIE Mexican Interbank Rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2019:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Zero-Cost collars contracts *	Ps.	-	Ps.	133,567	Ps.	-	Ps.	133,567
Interest Rate Cap		-		2,695		-		2,695
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,194,316)		-		(5,194,316)
Net	Ps.	-	Ps.	(5,058,054)	Ps.	-	Ps.	(5,058,054)

*	Jet fuel forwards levels.

**LIBOR curve and TIIE Mexican Interbank Rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended June 30, 2020 and 2019:

Consolidated statements of operations

		Three months ended June 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options contracts	Fuel	Ps.	(2,367)	Ps.	(642)
Jet fuel Asian Zero-Cost collars options	Fuel		(215,545)		(1,016)
Interest Rate Cap	Finance cost		(318)		-
Total		Ps.	(218,230)	Ps.	(1,658)

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The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the six months ended June 30, 2020 and 2019:

Consolidated statements of operations

		Six months ended June 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options contracts	Fuel	Ps.	(2,367)	Ps.	(766)
Jet fuel Asian Zero-Cost collars options	Fuel		(317,235)		(17,797)
Foreign currency forward	Aircraft and engine rent expenses		-		4,199
Interest Rate Cap	Finance cost		(787)		-
Total		Ps.	(320,389)	Ps.	(14,364)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended June 30, 2020 and 2019:

Consolidated statements of other comprehensive income

		Three months ended June 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options	OCI	Ps.	11,695	Ps.	11,954
Jet fuel Zero cost collars	OCI		930,701		(24,284)
Interest Rate Cap	OCI		715		-
Non derivative financial instruments	OCI		743,139		344,839
Total		Ps.	1,686,250	Ps.	332,509

The following table summarizes the net gain (loss) on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the six months ended June 30, 2020 and 2019:

Consolidated statements of other comprehensive income

		Six months ended June 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options	OCI	Ps.	(24,099)	Ps.	(12,550)
Jet fuel Zero cost collars	OCI		(951,583)		(144,235)
Foreign currency contracts	OCI		-		14,241
Interest Rate Cap	OCI		241		-
Non derivative financial instruments	OCI		(5,847,360)		344,839
Total		Ps.	(6,822,801)	Ps.	202,295

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8. Financial assets and liabilities

At June 30, 2020, and December 31, 2019, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	June 30, 2020		December 31, 2019
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	27,506	Ps.	-
Jet fuel Zero-Cost collars		-		133,567
Interest rate cap		2,149		2,695
Total financial assets	Ps.	29,655	Ps.	136,262

Presented on the consolidated statements of financial position as follows:
Current	Ps.	27,506	Ps.	133,567
Non-current	Ps.	2,149	Ps.	2,695

b) Financial Liabilities

i) At June 30, 2020 and December 31, 2019, the Company’s short-term and long-term debt consists of the following:

		June 30, 2020		December 31, 2019
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	Ps.	3,737,845	Ps.	3,308,509

II.	The Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,500,000		1,459,871

III.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 300 basis points.		200,000		200,000

IV.	Amortized transaction costs		(19,117)		(22,472)

V.	Accrued interest and other financial cost		25,999		30,061
			5,444,727		4,975,969
Less: Short-term maturities			3,568,721		2,086,017
Long-term		Ps.	1,876,006	Ps.	2,889,952

TIIE: Mexican interbank rate

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(ii)The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at June 30, 2020:

	Within one year		July 2021- June 2022		July 2022- June 2023		July 2023- June 2024		July 2024- June 2025		Total
Santander/Bancomext	Ps.	3,365,891	Ps.	395,123	Ps.	-	Ps.	-	Ps.	-	Ps.	3,761,014
CEBUR		2,471		500,000		500,000		500,000		-		1,502,471
Banco Sabadell		200,359		-		-		-		-		200,359
Total	Ps.	3,568,721	Ps.	895,123	Ps.	500,000	Ps.	500,000	Ps.	-	Ps.	5,463,844

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i.	Incur debt above a specified debt basket unless certain financial ratios are met.

ii.	Create liens.

iii.	Merge with or acquire any other entity without the previous authorization of the Banks.

iv.	Dispose of certain assets.

v.	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At June 30, 2020 and December 31, 2019, respectively, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes under the ticket VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos through the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The notes have a five year maturity annual reductions of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis point spread. The notes starts amortizing at the end of the second year.

The asset backed trust notes structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, there is a fund retention event if the ratio is less than 2.5 and or equal to 1.75 times. The amortization of the debt of the asset backed trust notes begins in July of 2021. In addition, early amortization applies if:

a)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;

b)	A retention event that is not rectified in a period of 90 consecutive days;

c)	The debt service reserve account of the Series of any Series maintains an amount less than the balance required in the service account of the debt of the Series of that Series on two or more consecutive payment dates. (at the close of business on that payment dates);

d)	The update of a new insolvency event in relation to the Concesionaria Vuela;

e)	Updating a new event of default

In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 300 basis points. The “Sabadell” working capital facility has the following covenant:

i.	Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding

At June 30, 2020 and December 31, 2019, respectively, the Company was in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

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c) Other financial liabilities

At June 30, 2020 and December 31, 2019, the Derivative financial instruments designated as CFH from the Company are summarized in the following table:

	June 30, 2020		December 31, 2019
Derivative financial instruments designated as CFH (effective portion recognized within OCI): Zero cost collar options	Ps.	868,737	Ps.	-
Total financial liabilities	Ps.	868,737	Ps.	-
Presented on the consolidated statements of financial position as follows: Current	Ps.	-	Ps.	-
Non-current	Ps.	868,737	Ps.	-

9. Cash and cash equivalents

An analysis of this caption is as follows:

	June 30, 2020		December 31, 2019
Cash in banks	Ps.	5,152,295	Ps.	4,612,927
Short-term investments		4,764,017		3,231,125
Cash on hand		5,964		44,880
Restricted funds held in trust related to debt service reserves		91,040		91,040
Total cash and cash equivalents	Ps.	10,013,316	Ps.	7,979,972

As of June 30, 2020, and December 31, 2019, the Company recorded a portion of advance ticket sales by an amount of Ps.91,040 as a restricted fund. The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

10. Related parties

a) An analysis of balances due from/to related parties at June 30, 2020, and December 31, 2019 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	June 30, 2020		December 31, 2019		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	17,202	Ps.	23,442	30 days
			Ps.	17,202	Ps.	23,442

	Type of transaction	Country of origin	June 30, 2020		December 31, 2019		Terms
Due to:

Grupo Aeroportuario del Centro Norte (“OMA”)	Airport Services	Mexico	Ps.	223,273	Ps.	-	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	Mexico/El Salvador		38,747		1,474	30 days
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador		20,840		39,838	30 days
Frontier Airlines, Inc. (“Frontier”)	Code-share	USA		9,170		16,246	30 days
Servprot, S.A. de C.V.	Professional fees	Mexico		330		-	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		86		996	30 days
			Ps.	292,446	Ps.	58,554

At June 30, 2020, and December 31, 2019, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

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b) During the three months ended June 30, 2020 and 2019, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2020		2019
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code share	USA	Ps.	7,960	Ps.	25,843

Related party transactions	Country of origin	2020		2019
Expenses:
Transactions with affiliates
Servprot, Onelink, and MACF
Call center fees and other professional Fees	Mexico/El Salvador	Ps.	36,783	Ps.	1,055
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador		13,402		49,554
Technical support	Mexico/El Salvador		1,060		-
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		5,033		-

c) During the six months ended June 30, 2020 and 2019, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2020		2019
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code share	USA	Ps.	83,035	Ps.	95,980

Related party transactions	Country of origin	2020		2019
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador	Ps.	107,113	Ps.	134,754
Technical support	Mexico/El Salvador		2,069		1,316
Servprot, Onelink and MACF
Call center fees and other professional fees	Mexico/El Salvador		74,935		1,793
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		5,033		-

d) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer, and Rodolfo Montemayor, who served as an alternate member of our board of directors until April 19, 2018, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. As of June 30, 2020, the account payable was Ps.330 and December 31, 2019, Servprot did not have net balance under this agreement.

During the three months ended June 30, 2020 and 2019 the Company expensed Ps.935 and Ps.775, respectively, for this concept. During the six months ended June 30, 2020 and 2019 the Company expensed Ps.1,694 and Ps.1,513, respectively, for this concept.

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e) Aeroman

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term. As of June 30, 2020, and December 31, 2019, the balances due under the agreement with Aeroman were Ps.38,747 and Ps.1,474, respectively.

During the three months ended June 30, 2020 and 2019, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement Ps.14,462 and Ps.49,554, respectively for this concept. During the six months ended June 30, 2020 and 2019, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement Ps.109,182 and Ps.136,070, respectively for this concept.

f) Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of the Company. As of June 30, 2020, and December 31, 2019, the balances due under the agreement with MACF were Ps.86 and Ps.996, respectively.

During the three- and six-months period ended June 30, 2020 and 2019, the Company recognized expenses under this agreement of Ps.74 and Ps.0, respectively.

g) Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners have significant investments in both Companies. As of June 30, 2020, and December 31, 2019, the account receivable under this agreement was Ps.17,202 and Ps.23,442, respectively. Additionally, as of June 30, 2020, and December 31, 2019, the account payable under this agreement was Ps.9,170 and Ps.16,246, respectively.

During the three months ended June 30, 2020 and 2019, the Company recognized revenue under this agreement of Ps.7,960 and Ps.25,843, respectively. During the six months ended June 30, 2020 and 2019, the Company recognized revenue under this agreement of Ps.83,035 and Ps.95,980, respectively.

h) OneLink

OneLink S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of October 24, 2019 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink are once again related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, an alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink received calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of June 30, 2020, and December 31, 2019, the account payable under this agreement was Ps.20,840 and Ps.39,838, respectively.

During the three months period ended June 30, 2020 and 2019, the Company expensed Ps.35,756 and Ps.0, respectively, for this concept. During the six months period ended June 30, 2020 and 2019, the Company expensed Ps.73,167 and Ps.0, respectively, for this concept.

i) Grupo Aeroportuario del Centro Norte (OMA)

In April 22, 2020, Grupo Aeroportuario del Centro Norte (OMA) became a related party because Mrs. Guadalupe Phillips Margain is an independent member of the board of directors the Company and OMA. Mr. Ricardo Maldonado Yañez is also an independent member of the board of directors the Company and OMA. As of June 30, 2020, the account payable under this agreement was Ps.223,273.

During the three and six months period ended June 30, 2020, the Company recognized expenses under this agreement of Ps.5,003.

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l) Directors and officers

During the three months ended June 30, 2020 and 2019, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.77,815 and Ps.30,550, respectively. During the six months ended June 30, 2020 and 2019, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.113,784 and Ps.77,801, respectively.

During the three months ended June 30, 2020 and 2019, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.2,209 and Ps.1,832, respectively, and the rest of the directors received a compensation of Ps.937 and Ps.1,033, respectively. During the six months ended June 30, 2020 and 2019, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.2,926 and Ps.2,196, respectively, and the rest of the directors received a compensation of Ps.3,638 and Ps.1,271, respectively.

11. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the six months ended June 30, 2020 and 2019, the Company acquired rotable spare parts, furniture, and equipment by an amount of Ps.1,024,200 and Ps.779,978 respectively.

Rotable spare parts, furniture and equipment by Ps.1,108,806 and Ps.597,013, were disposed for the six months ended June 30, 2020 and 2019, respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of Ps.0 and Ps.471,114, respectively.

b) Depreciation expense

Depreciation expense for the three months ended June 30, 2020 and 2019 was Ps.184,989 and Ps.133,333, respectively. Depreciation expense for the six months ended June 30, 2020 and 2019 was Ps.367,883 and Ps.257,554, respectively Depreciation charges for the period are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

12. Intangible assets, net

a)	Acquisitions

During the six months ended June 30, 2020 and 2019, the Company acquired intangible assets by an amount of Ps.50,408 and Ps.24,779, respectively.

b)	Amortization expense

Software amortization expense for the three months ended June 30, 2020 and 2019 was Ps.25,363 and Ps.21,484, respectively. Software amortization expense for the six months ended June 30, 2020 and 2019 was Ps.51,077 and Ps.33,634, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

13. Leases

The most significant leases are as follows:

Aircraft and engine represent the Company´s most significant lease agreements. At June 30, 2020, the Company leases 81 aircraft (81 as of December 31, 2019) and 18 spare engines under leases (14 as of December 31, 2019) that have maximum terms through 2033. The leases are generally guaranteed by either deposit in cash letters of credits.

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Composition of the fleet and spare engines leases*:

Aircraft		At June 30,	At December 31,
Type	Model	2020	2019
A319	132	3	3
A319	133	3	4
A320	233	39	39
A320	232	2	2
A320NEO	271N	18	17
A321	231	10	10
A321NEO	271N	6	6
		81	81

Engine		At June 30,	At December 31,
Type	Model	2020	2019
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	3
V2500	V2527-A5	2	2
PW1100	PW1127G-JM	5	3
PW1100	PW1133G-JM	1	1
		18	14

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the three months period ended June 30, 2020 the Company enter into Aircraft sale and leaseback transactions of one new aircraft A320 NEO and also returned one aircraft A319 to its respective Lessor

During the six months period ended June 30, 2020 the Company enter into Aircraft sale and leaseback transaction of one new aircraft A320 NEO, and also returned one aircraft A319 to its respective Lessor.

During the three months ended June 30, 2020, the Company also incorporate one NEO spare engine to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP). That engines was subject to sale and leaseback transactions and their respective lease agreements were accounted as leases.

During the six months ended June 30, 2020, the Company also incorporate two NEO spare engine to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP), also the Company sold two own CEO spares. Those engines were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases.

During the year ended December 31, 2019, the Company added seven new leased aircraft to its fleet (three A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and four obtained directly from the lessor´s). Also, the Company extended the lease term of one spare engine (effective from 2019) and returned two aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book was not subject to sale and leaseback transactions.

During the year ended December 31, 2019, the Company also leased two NEO spare engines (based on the terms of the Pratt and Whitney purchase agreement FMP) and two CEO spare engines to its fleet. These four engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases. Additionally, during 2019 the Company extended the lease term of one spare engine (effective from November 2019).

During the three months period ended June 30, 2020 and 2019, the Company enter into Aircraft sale and leaseback transactions of one new aircraft A320 NEO.

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Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As at 31 December 2019	Ps.	33,312,089	Ps.	677,198	Ps.	139,479	Ps.	34,128,766
Additions		840,916		288,115		15,222		1,144,253
Depreciation on right of use assets		(2,332,783)		(100,616)		(40,731)		(2,474,130)
As at June 30, 2020	Ps.	31,820,222	Ps.	864,697	Ps.	113,970	Ps.	32,798,889

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	As of June 30, 2020		As of December 31, 2019
As at January 1st	Ps.	40,517,045	Ps.	39,565,146
Additions		1,342,078		7,186,613
Accretion of interest		1,168,987		2,037,540
Foreign exchange effect		8,648,891		(1,772,452)
Payments		(2,525,476)		(6,499,802)
At the end of the reported period	Ps.	49,151,525	Ps.	40,517,045
Current		6,844,226		4,720,505
Non-current		42,307,299		35,796,540

The following are the amounts recognized in profit or loss for the three months ended June 30, 2020 and 2019:

	As of June 30, 2020		As of June 30, 2019
Depreciation of right-of-use assets	Ps.	(1,240,263)	Ps.	(1,180,212)
Interest expense on lease liabilities		(647,561)		(501,709)
Aircraft and engine variable expenses		(425,748)		(315,588)
Total amount recognized in profit or loss	Ps.	(2,313,572)	Ps.	(1,997,509)

The following are the amounts recognized in profit or loss for the six months ended June 30, 2020 and 2019:

	As of June 30, 2020		As of June 30, 2019
Depreciation of right-of-use assets	Ps.	(2,474,130)	Ps.	(2,335,864)
Interest expense on lease liabilities		(1,242,364)		(989,935)
Aircraft and engine variable expenses		(800,569)		(542,734)
Total amount recognized in profit or loss	Ps.	(4,517,063)	Ps.	(3,868,533)

The Company had total cash outflows for leases of Ps.2,625,914 as of June 30, 2020 (Ps.3,130,389 as of June 30, 2019).

14. Equity

As of June 30, 2020, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	10,478	923,814,326	923,824,804
Series B shares	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(16,244,331)	(16,244,331)
	24,180	995,608,166	995,632,346

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As of December 31, 2019, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	10,478	923,814,326	923,824,804
Series B shares	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(15,136,057)	( 15,136,057	)*
	24,180	996,716,440	996,740,620

*The number of forfeited shares as of December 31, 2019 were 294,541, which are include in treasury shares.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of June 30, 2020, and December 31, 2019, the Company did not declare any dividends.

(Loss) earnings per share

Basic (loss) earnings per share (“LPS” or “EPS”) amounts are calculated by dividing the net (loss) income for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted LPS or EPS amounts are calculated by dividing the (loss) profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following table shows the calculations of the basic and diluted (loss) earnings per share for the three months ended June 30, 2020 and 2019:

	Three months ended June 30
	2020		2019
Net (loss) income for the period	Ps.	(1,643,738)	Ps.	119,403

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
(LPS) EPS:
Basic		(1.624)		0.118
Diluted		(1.624)		0.118

The following table shows the calculations of the basic and diluted (loss) earnings per share for the six months ended June 30, 2020 and 2019:

	Six months ended June 30
	2020		2019
Net (loss) income for the period	Ps.	(3,136,872)	Ps.	638,660

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
(LPS) EPS:
Basic		(3.100)		0.631
Diluted		(3.100)		0.631

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15. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Three months ended June 30,
	2020		2019
Deferred income tax benefit (expense)	Ps.	704,460	Ps.	(77,750)
Total income tax benefit (expense) on profits	Ps.	704,460	Ps.	(77,750)

The Company’s effective tax rate during the three months period ended June 30, 2020 and 2019 was 30.0% and 39.4% respectively.

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Six months ended June 30,
	2020		2019
Deferred income tax benefit (expense)	Ps.	1,344,374	Ps.	(273,712)
Total income tax benefit (expense) on profits	Ps.	1,344,374	Ps.	(273,712)

The Company’s effective tax rate during the six months period ended June 30, 2020 and 2019 was 30.0% and 30.0% respectively.

16. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars	Commitment expenditures equivalent in Mexican pesos (1)
2020	$138,162	Ps.	3,173,788
2021	164,856		3,786,990
2022	606,842		13,940,071
2023	793,967		18,238,613
2024 and thereafter	2,688,321		61,754,766
	$4,392,148	Ps.	100,894,228

(1) Using the exchange rate as of June 30, 2020 of Ps.22.9715.

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All aircraft acquired by the Company through the Airbus purchase agreement at June 30, 2020, and December 31, 2019, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in U.S. dollars	in Mexican pesos (1)
2020	US$ 346,720	Ps. 7,964,678
2021	691,940	15,894,900
2022	102,400	2,352,282
	US$ 1,141,060	Ps. 26,211,860

(1) Using the exchange rate as of June 30, 2020 of Ps.22.9715.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in U.S. dollars	in Mexican pesos (1)
2020	US$ 18,981	Ps. 436,022
2021	60,692	1,394,186
2022	89,527	2,056,569
2023	91,761	2,107,888
2024 and thereafter	840,166	19,299,873
	US$ 1,101,127	Ps. 25,294,538

(1) Using the exchange rate as of June 30, 2020 of Ps.22.9715.

Litigation

Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

17. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended June 30,
	2020		2019
Operating revenues:
Domestic (Mexico)	Ps. 1,124,537		Ps. 5,781,451
International:
United States of America and Central America (1)	401,338	*	2,547,798	*
Total operating revenues	Ps. 1,525,875		Ps. 8,329,249

*Includes non -derivative financial instruments.

(1) United States of America represents approximately 28%, and 31% of total revenues from external customers in the three months ended June 30, 2020 and 2019, respectively.

	Six months ended June 30,
	2020		2019
Operating revenues:
Domestic (Mexico)	Ps. 6,364,384		Ps. 10,888,758
International:
United States of America and Central America (1)	2,985,971	*	4,632,896	*
Total operating revenues	Ps. 9,350,355		Ps. 15,521,654

*	Includes non -derivative financial instruments.

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(1) United States of America represents approximately 32%, and 30% of total revenues from external customers in the six months ended June 30, 2020 and 2019, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

18. Subsequent events

After June 30, 2020 and through July 22, 2020:

During the month of August 2020, the Company plans to operate approximately 70% of its capacity as measured by available seat miles (ASMs) versus the originally published schedule, in response to a gradual recovery in demand for its air transportation services. This represents an increase regarding its capacity compared to the months of May, June and July 2020, where capacity operated represented 11%, 37% and 55% of its total operations versus the itinerary originally published for those months. The Company continues to implement biosecurity and preventive measures for the safety and well-being of its passengers, crews and ground personnel.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2020

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of June 30, 2020 (unaudited) and December 31, 2019 (audited), and the related consolidated statements of operations, comprehensive income, for each of the three and six months period ended June 30, 2020 and 2019 (unaudited), changes in equity and cash flows for each of the six months period ended June 30, 2020 and 2019 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019, 2018 and 2017 (audited), and for the three years period ended December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation currency of the Company’s consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”).

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At June 30, 2020 and December 31, 2019, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

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			% Equity interest
Name	Principal Activities	Country	June 30, 2020	December 31, 2019
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”) (1)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations yet.

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)Exposure, or rights, to variable returns from its involvement with the investee.

(iii)The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)The contractual arrangement with the other vote holders of the investee.

(ii)Rights arising from other contractual arrangements.

(iii)The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

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b) Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger revenues include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classify as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, as a modification of the tickets sold to V Club members.

Tickets sold by other airlines where the Company provides the transportation are recognized as passenger revenue when the service is provided.

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partners, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract (i.e. transportation of the passenger). The Company, as the agent, recognizes revenue within Other operating revenue at the time of the travel for the net amount retained by the Company for any segments flown by other airlines.

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from other no passenger services described below and (ii) cargo services.

Revenues from other non-passenger services include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all of the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

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The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronical transactions. The Company does not incur any additional costs to obtain and fulfil a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours.

The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company does not have any obligations for returns, refunds and other similar obligations. All revenues from the Company related to future services, or services are rendered through a period of time less than twelve months.

c) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements doesn’t have significant cash reserve requirements.

d) Financial instruments -initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

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Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

c)	In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired in the Cash Generating Units (CGU). An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

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Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and

(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

f) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

g) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

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The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

h) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. These deposits are recorded as a monetary asset and are revaluated in order to record the foreign currency changes at each reported period. The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

Some other aircraft lease agreements do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, certain of these lease agreements include the obligation to make a maintenance adjustment payment to the lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be made before the termination of the lease; for such agreements the Company accrues a liability related to the amount of the costs to be incurred at the lease term, since no maintenance deposits had been made. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered and accruals in lien of maintenance deposits, are recorded as a variable lease payment and is presented as supplemental rent in the consolidated statements of operations.

The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the supplemental rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset. The effect of these lease extensions was recognized as a lease incentive reducing the right of use asset.

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i) Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves.

All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engine coverage is recorded monthly as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

j) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

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Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company assesses, at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the Cash Generating Unit (CGU). The Company identified only one CGU, which is the fleet. The Company records impairment charges on rotable spare parts, furniture and equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

During 2019, the Company performed its annual impairment test. The recoverable amount of rotable spare parts, furniture and equipment assets was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated to reflect the future operating cashflows. It was concluded that the fair value less costs of disposal did not exceed the value in use. For the period ended June 30, 2020 and for the year ended December 31, 2019, there were no impairment charges recorded in respect of the Company’s value of rotable spare parts, furniture and equipment.

k) Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

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•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made, and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

l) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

m) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

For the period ended June 30, 2020 and for the year ended December 31, 2019, no termination benefits provision has been recognized.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2019. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

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The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

During 2019 and 2018, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company's shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b) Management incentive plan (“MIP”)

- MIP I

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Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a sharebased plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.16.12, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The employee profit sharing is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

n) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

The Company recognize right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

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Aircraft and engines	up to 18 years
Spare engines	up to 14 years
Buildings leases	one to ten years
Maintenance component	up to eight years

ii) Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

iii) Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. The rest of the gain is amortized over the lease term.

iv) Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in most cases are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable rent expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

o) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

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p) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

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q) Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instruments.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

r) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

s) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period are settled with treasury shares.

t) Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

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v) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w) Convenience translation

U.S. dollar amounts at June 30, 2020 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.22.9715 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2020. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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Volaris Reports Second Quarter 2020 Results: Robust Liquidity Preservation Plan with Minimal Cash Burn, End Cash Balance of Ps.10 Billion

Mexico City, Mexico, July 27, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announces its financial results for the second quarter 2020.

The following financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

Second Quarter 2020 Highlights

During the second quarter 2020, the Company carefully managed its capacity, measured by available seat miles (ASMs), in response to the decline in demand for air travel due to the virus SARS-CoV-2 (COVID-19).

In April, 2020 the Company announced that pursuant to a decree published in the Official Gazette of the Federation, the Government of the United Mexican States, acting through the General Health Council (Consejo de Salubridad General ("GHC")) declared a health emergency due to force majeure, as a result of the disease pandemic caused by the COVID-19, which would be in effect until new notification (the "Declaration of Emergency").

The Declaration of Emergency and the health security measures announced by the GHC, such as the suspension of non-essential activities in the public, private and social sector, as well as the call to the population to comply with stay at home, impacted the demand for passenger air transportation.

The second quarter of 2020 was characterized by three very different months: in April and May, the fall in demand required significant capacity cuts. In April, Volaris operated 18% ASMs vs the same period in 2019 and in May this fell still further to 12%. This trend was reversed in June, when Volaris operated 41% ASMs compared to those operated in the same period in 2019. This was a ramp-up of more than 234% compared to May 2020, taking advantage of the early signs of recovery, particularly in the domestic market and the ramp-up was significantly faster than our domestic competitors. The domestic market held up better than the international markets and Central America remained closed altogether.

For the ramp-up in June and further into the third quarter, Volaris has taken a breadth over depth approach to network recovery, focusing on marginal contribution of flights. By end of June 2020 service re-started in 49% of domestic routes and 22% of US markets, albeit both at a lower frequency vs. 2019.

The main effects of the reductions and the gradual recovery of demand and capacity at the end of the second quarter, are described as follows:

■	Total operating revenues were Ps.1,526 million for the second quarter, a decrease of 81.7% year over year.

■	Total ancillary revenues were Ps.711 million for the second quarter, a decrease of 75.5% year over year. Total ancillary revenues per passenger for the second quarter reached Ps.644, an increase of 25.2% year over year. Total ancillary revenues represented 46.6% of total operating revenues for the second quarter 2020, increasing 11.7 percentage points with respect to the same period of last year.

■	Total operating revenues per available seat mile (TRASM) were Ps.108.9 cents for the second quarter, a decrease of 19.7% year over year.

■	Operating expenses per available seat mile (CASM) were Ps.274.4 cents for the second quarter, an increase of more than100% year over year; with an average economic fuel cost per gallon of Ps.43.8 for the second quarter, a decrease of 10.4% year over year.

■	Operating expenses per available seat mile excluding fuel, (CASM ex fuel) reached Ps.234.3 cents for the second quarter, an increase of more than 100% year over year; with an average exchange rate depreciation of the Mexican peso against the U.S. dollar of 22.2% year over year.

■	Operating loss was Ps.2,347 million for the second quarter, a significant decrease compared with the operating income of Ps.659 million for the same period of last year. Operating margin for the second quarter was (153.8%), a deterioration of (161.7) percentage points year over year.

■	Net loss was Ps.1,644 million (Ps.1.62 loss per share / U.S.$0.71 loss per ADS), giving a negative net margin of (107.7%) for the second quarter.

■	At the close of the second quarter, the Mexican peso appreciated 2.3% against the U.S. dollar (Ps.22.97 per U.S. dollar) with respect to the exchange rate at the close of the previous quarter (Ps.23.51 per U.S. dollar). The Company booked a net foreign exchange gain of Ps.1,109 million derived from our U.S. dollar net monetary liability position.

■	During the second quarter of 2020, the net cash flow generated by operating activities was Ps.584 million. The net cash flow generated by investing activities reached Ps.71 million. The net cash flow used in financing activities was Ps.1,179 million, which included Ps.806 million of aircraft rental payments. The negative net foreign exchange difference was Ps.120 million, thus leading to a net decrease of cash and cash equivalents in the second quarter of Ps.644 million. As of June 30, 2020, cash and cash equivalents were Ps.10,013 million.

Fuel Price reduction and Peso Depreciation

■	Fuel price reduction: The average economic fuel cost per gallon decreased 10.4% in the second quarter of 2020, year over year, reaching Ps.43.8 per gallon (U.S.$1.9).

■	Peso depreciation: The Mexican peso depreciated 22.2% against the U.S. dollar year over year, from an average exchange rate of Ps.19.12 per U.S. dollar in the second quarter of 2019 to Ps.23.37 per U.S. dollar during the second quarter of 2020. At the end of the second quarter of 2020, the Mexican peso (Ps.22.97 per U.S. dollar) depreciated 19.8% with respect to the exchange rate at the end of the same period of the last year (Ps.19.17 per U.S. dollar).

Passenger Traffic Contraction, Ancillary Revenue Expansion, and TRASM decrease

■	Passenger traffic contraction: Volaris had 1.1 million passengers booked in the second quarter of 2020, a decrease of 80.5% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) decreased 78.8% year over year. System load factor during the second quarter decreased 8.1 percentage points year over year, to a level of 79.2%.

■	Total ancillary revenue reduction: For the second quarter of 2020, total ancillary revenue decreased 75.5% year over year. Total ancillary revenue per passenger in the second quarter of 2020 increased 25.2% year over year. The total ancillary revenue generation continues to grow with new and mature products, appealing to customers’ needs, representing 46.6% of total operating revenue of the second quarter, an increase of 11.7 percentage points year over year.

■	TRASM decrease: For the second quarter of 2020, TRASM decreased 19.7% year over year. During the second quarter of 2020, the total capacity, in terms of ASMs, decreased 76.6% year over year.

Total Unit Cost Raise and Peso depreciation

■	CASM and CASM ex fuel in the second quarter of 2020 reached Ps.274.4 (U.S.$11.94 cents) and Ps.234.3 cents (U.S.$10.20), respectively. This represented an increase of more than 100% for CASM and CASM ex fuel, year over year; mainly driven by the capacity reduction as measured by available seat miles (ASMs), and the average exchange rate depreciation of the Mexican peso against the U.S. dollar of 22.2%.

Young and Fuel-Efficient Consumption Fleet

■	During the second quarter of 2020, the Company returned one A319 aircraft and incorporated one A320 NEO aircraft to its fleet. As of June 30, 2020, Volaris’ fleet comprised 82 aircraft (7 A319s, 59 A320s and 16 A321s), with an average age of 5.4 years. At the end of the second quarter of 2020, Volaris’ fleet had an average of 187 seats per aircraft, 76% of our aircraft were sharklet-equipped, and 29% were NEO.

Liquidity Preservation Plan with a Net Cash Flow Generated by Operating Activities

■	Since the COVID-19 contingency started, the Company´s main objective has been to preserve the liquidity position. The Company implemented a “liquidity preservation plan” which achieved a total of $6.1 billion pesos or $266 million in US dollar terms through payment deferrals and cost reductions for 2020. Around $1.6 billion pesos ($61 million dollars) were deferred to 2021. Specifically, for the second quarter, our liquidity preservation plan brought $2.2 billion pesos in benefits; of which $357 million pesos were cost avoidance.

■	During the second quarter of 2020, the net cash flow generated by operating activities was Ps.584 million. The net cash flow generated by investing activities reached Ps.71 million. The net cash flow used in financing activities was Ps.1,179 million, which included Ps.806 million of aircraft rental payments. The negative net foreign exchange difference was Ps.120 million, thus having a net decrease of cash and cash equivalents in the second quarter of Ps.644 million. As of June 30, 2020, cash and cash equivalents were Ps.10,013 million, representing 35.0% of last twelve months of the operating revenue. Volaris registered a negative net debt (or a positive net cash position) of Ps.4,568 million (excluding lease liability recognized under the IFRS16 adoption).

Non derivatives financial instruments

■	During 2019, the Company established hedges on its U.S. dollar denominated revenues, through a non-derivative financial instrument, using the lease liabilities denominated in U.S. dollar as a hedge instrument. This hedging relationship was designated as a cash flow hedge of forecasted revenues to mitigate the volatility of the foreign exchange variation arising from the revaluation of the lease liabilities. During the second quarter 2020, the impact of these hedges was Ps.39 million, which has been presented as part of the total operating revenue.

■	Additionally, during 2019, the Company established hedges on a portion of its forecasted fuel expense, through a non-derivative financial instrument, using as a hedge instrument a portion of its U.S. dollar denominated monetary assets. This hedging relationship was designated as a cash flow hedge of forecasted fuel expense to mitigate the volatility of the foreign exchange variation arising from the revaluation of this portion of U.S. dollar denominated monetary asset. During the second quarter 2020, the impact of these hedges was Ps.71 million, which has been presented as part of the total fuel expense.

■	For the hedging relationships described, the effective portion of the hedging instrument’s change in fair value is recognized in Other Comprehensive Income or OCI. The accounting records corresponding to the recycling of the OCI are made in accordance with IFRS 9. Under this standard, the portion recorded in OCI is recognized in the results in the same period in which the expected hedging for cash flows affect the result of the period. As of June 30, 2020, OCI includes a negative foreign exchange effect of Ps.5,847 million. As of December 31, 2019, OCI includes a positive foreign exchange effect of Ps.14 million.

Investors are urged to carefully read the Company's periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Presenters for the Company: Date:

Mr. Enrique Beltranena, President & CEO

Mr. Holger Blankenstein, Airline Commercial and Operation EVP

Mr. Jaime Pous, Senior Vice President Chief Legal Officer and Corporate Affairs and Interim CFO

Monday, July 27, 2020

Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-877-830-2576
Mexico dial in (toll free):	001-800-514-6145
Brazil dial in (toll free):	0800-891-6744
International dial in:	+ 1-785-424-1726
Participant passcode:	VOLARIS
Webcast will be available at:	https://services.choruscall.com/links/vlrs200727iiu07GYo.html

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from five to more than 96 and its fleet from four to 82 aircraft. Volaris offers more than 229 daily flight segments on routes that connect 39 cities in Mexico and 16 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these, and other factors is contained in the Company's Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date of this release.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law.  If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Investor Relations Contact:

Maria Elena Rodríguez & Andrea González / Investor Relations /ir@volaris.com +52 55 5261 6444

Media Contact:

Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited	Three months ended June 30, 2020	Three months ended June 30, 2020	Three months ended June 30, 2019	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*			(%)
Total operating revenues (millions)	66	1,526	8,329	(81.7%)
Total operating expenses (millions)	169	3,873	7,670	(49.5%)
EBIT (millions)	(102)	(2,347)	659	NA
EBIT margin	(153.8%)	(153.8%)	7.9%	(161.7) pp
Depreciation and amortization	63	1,451	1,335	8.7%
Aircraft and engine variable lease expenses	19	426	316	34.9%
Net (loss) income (millions)	(72)	(1,644)	119	NA
Net (loss) income margin	(107.7%)	(107.7%)	1.4%	(109.1) pp
(Loss) income per share:
Basic (pesos)	(0.07)	(1.62)	0.12	NA
Diluted (pesos)	(0.07)	(1.62)	0.12	NA
(Loss) income per ADS:
Basic (pesos)	(0.71)	(16.24)	1.18	NA
Diluted (pesos)	(0.71)	(16.24)	1.18	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	1,437	6,154	(76.6%)
Domestic	-	1,202	4,250	(71.7%)
International	-	235	1,904	(87.7%)
Revenue passenger miles (RPMs) (millions) (1)	-	1,138	5,370	(78.8%)
Domestic	-	936	3,812	(75.4%)
International	-	202	1,558	(87.0%)
Load factor (2)	-	79.2%	87.3%	(8.1) pp
Domestic	-	77.8%	89.7%	(11.9) pp
International	-	86.3%	81.9%	4.4 pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	4.7	108.9	135.5	(19.7%)
Total ancillary revenue per passenger (4) (5)	28.0	644	514	25.2%
Total operating revenue per passenger (5)	61.7	1,417	1,475	(4.0%)
Operating expenses per ASM (CASM) (cents) (1) (5)	11.94	274.4	124.9	>100%
Operating expenses per ASM (CASM) (US cents) (3) (5)	-	11.74	6.53	79.9%
CASM ex fuel (cents) (1) (5)	10.20	234.3	74.5	>100%
CASM ex fuel (US cents) (3) (5)	-	10.03	3.89	>100%
Booked passengers (thousands) (1)	-	1,105	5,654	(80.5%)
Departures (1)	-	7,785	34,848	(77.7%)
Block hours (1)	-	19,472	87,686	(77.8%)
Fuel gallons consumed (millions)	-	13.1	63.4	(79.3%)
Average economic fuel cost per gallon (5)	1.9	43.8	48.9	(10.4%)
Aircraft at end of period	-	82	78	5.1%
Average aircraft utilization (block hours)	-	7.7	13.1	(41.1%)
Average exchange rate	-	23.37	19.12	22.2%
End of period exchange rate	-	22.97	19.17	19.8%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

(1) Includes schedule and charter.

(2) Includes schedule.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenues” and “Non-passenger revenues”.

(5) Excludes non-derivatives financial instruments.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited	Six months ended June 30, 2020	Six months ended June 30, 2020	Six months ended June 30, 2019	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*			(%)
Total operating revenues (millions)	407	9,350	15,522	(39.8%)
Total operating expenses (millions)	496	11,389	14,836	(23.2%)
EBIT (millions)	(89)	(2,039)	685	NA
EBIT margin	(21.8%)	(21.8%)	4.4%	(26.2) pp
Depreciation and amortization	126	2,893	2,627	10.1%
Aircraft and engine variable lease expenses	35	801	543	47.5%
Net (loss) income (millions)	(137)	(3,137)	639	NA
Net (loss) income margin	(33.5%)	(33.5%)	4.1%	(37.6) pp
(Loss) income per share:
Basic (pesos)	(0.13)	(3.10)	0.63	NA
Diluted (pesos)	(0.13)	(3.10)	0.63	NA
(Loss) income per ADS:
Basic (pesos)	(1.35)	(31.00)	6.31	NA
Diluted (pesos)	(1.35)	(31.00)	6.31	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	7,533	11,858	(36.5%)
Domestic	-	5,455	8,221	(33.6%)
International	-	2,078	3,637	(42.9%)
Revenue passenger miles (RPMs) (millions) (1)	-	6,304	10,114	(37.7%)
Domestic	-	4,596	7,198	(36.2%)
International	-	1,708	2,916	(41.4%)
Load factor (2)	-	83.7%	85.3%	(1.6) pp
Domestic	-	84.2%	87.6%	(3.4) pp
International	-	82.2%	80.3%	1.9 pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	5.4	125.0	131.0	(4.6%)
Total ancillary revenue per passenger (4) (5)	25.2	578	515	12.2%
Total operating revenue per passenger (5)	64.2	1,475	1,463	0.8%
Operating expenses per ASM (CASM) (cents) (1) (5)	6.7	152.8	125.2	22.0%
Operating expenses per ASM (CASM) (US cents) (3) (5)	-	7.1	6.5	8.2%
CASM ex fuel (cents) (1) (5)	4.8	111.1	76.5	45.3%
CASM ex fuel (US cents) (3) (5)	-	5.14	3.99	28.9%
Booked passengers (thousands) (1)	-	6,382	10,617	(39.9%)
Departures (1)	-	41,446	67,046	(38.2%)
Block hours (1)	-	106,110	170,534	(37.8%)
Fuel gallons consumed (millions)	-	75.0	121.7	(38.3%)
Average economic fuel cost per gallon (5)	1.8	41.8	47.5	(12.0%)
Aircraft at end of period	-	82	78	5.1%
Average aircraft utilization (block hours)	-	11.4	12.9	(11.6%)
Average exchange rate	-	21.62	19.17	12.8%
End of period exchange rate	-	22.97	19.17	19.8%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

(1) Includes schedule and charter.

(2) Includes schedule.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenues” and “Non-passenger revenues”.

(5) Excludes non-derivatives financial instruments.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited	Three months ended June 30, 2020	Three months ended June 30, 2020	Three months ended June 30, 2019	Variance
(In millions of Mexican pesos)	(US Dollars) *			(%)
Operating revenues:
Passenger revenues	63	1,436	8,038	(82.1%)
Fare revenues	37	854	5,431	(84.3%)
Other passenger revenues	25	582	2,607	(77.7%)

Non-passenger revenues	6	129	302	(57.3%)
Other non-passenger revenues	4	102	250	(59.1%)
Cargo	1	27	52	(48.3%)

Non-derivatives financial instruments	(2)	(39)	(11)	>100%

Total operating revenues	66	1,526	8,329	(81.7%)

Other operating income	(8)	(180)	(123)	46.1%
Depreciation of right of use assets	54	1,240	1,180	5.1%
Salaries and benefits	29	665	887	(25.0%)
Fuel expense, net (1)	22	505	3,087	(83.6%)
Landing, take-off and navigation expenses	19	438	1,188	(63.2%)
Aircraft and engine variable lease expenses	19	426	316	34.9%
Sales, marketing and distribution expenses	8	179	350	(48.8%)
Maintenance expenses	7	166	369	(55.2%)
Other operating expenses	10	224	260	(14.0%)
Depreciation and amortization	9	210	155	35.9%
Operating expenses	169	3,873	7,670	(49.5%)

Operating (loss) income	(102)	(2,347)	659	NA

Finance income	1	27	54	(49.9%)
Finance cost (2)	(50)	(1,137)	(520)	>100%
Exchange gain, net	48	1,109	3	>100%
Comprehensive financing result	-	(1)	(462)	(99.7%)

(Loss) income before income tax	(102)	(2,348)	197	NA
Income tax benefit (expense)	31	704	(78)	NA
Net (loss) income	(72)	(1,644)	119	NA

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

(1) 2Q 2020 and 2Q 2019 figures include a benefit from non-derivatives financial instruments by an amount of Ps.70.5 million and Ps.13.7 million, respectively.

(2) During second quarter 2020, as a result of the capacity reduction due to COVID-19, the Company recorded the ineffective portion related to the derivative financial instruments by an amount of Ps.429 million, which is presented as part of the financial costs.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited	Six months ended June 30, 2020	Six months ended June 30, 2020	Six months ended June 30, 2019	Variance
(In millions of Mexican pesos)	(US Dollars) *			(%)
Operating revenues:
Passenger revenues	391	8,984	15,015	(40.2%)
Fare revenues	249	5,727	10,061	(43.1%)
Other passenger revenues	142	3,257	4,954	(34.3%)

Non-passenger revenues	19	433	518	(16.5%)
Other non-passenger revenues	15	350	404	(13.5%)
Cargo	4	83	114	(27.0%)

Non-derivatives financial instruments	(3)	(66)	(11)	>100%

Total operating revenues	407	9,350	15,522	(39.8%)

Other operating income	(13)	(301)	(123)	>100%
Fuel expense, net (1)	131	3,018	5,770	(47.7%)
Depreciation of right of use assets	108	2,474	2,336	5.9%
Landing, take-off and navigation expenses	83	1,915	2,420	(20.9%)
Salaries and benefits	70	1,605	1,739	(7.7%)
Aircraft and engine variable lease expenses	35	801	543	47.5%
Sales, marketing and distribution expenses	24	542	621	(12.7%)
Maintenance expenses	17	399	723	(44.7%)
Other operating expenses	23	517	516	0.2%
Depreciation and amortization	18	419	291	43.9%
Operating expenses	496	11,389	14,836	(23.2%)

Operating (loss) income	(89)	(2,039)	685	NA

Finance income	3	76	92	(17.1%)
Finance cost (2)	(78)	(1,794)	(1,023)	75.4%
Exchange (loss) gain, net	(32)	(725)	1,157	NA
Comprehensive financing result	(106)	(2,442)	227	NA

(Loss) income before income tax	(195)	(4,481)	912	NA
Income tax benefit (expense)	59	1,344	(274)	NA
Net (loss) income	(137)	(3,137)	639	NA

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

(1) 2Q YTD 2020 and 2Q YTD 2019 figures include a benefit from non-derivatives financial instruments by an amount of Ps.118.7 million and Ps.13.9 million, respectively.

(2)  During second quarter 2020, as a result of the capacity reduction due to COVID-19, the Company recorded the ineffective portion related to the derivative financial instruments by an amount of Ps.429 million, which is presented as part of the financial costs.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Three months ended June 30, 2020 (US Dollars)*	Three months ended June 30, 2020	Three months ended June 30, 2019	Variance (%)

Other passenger revenues	25	582	2,607	(77.7%)
Non-passenger revenues	6	129	302	(57.3%)
Total ancillary revenues	31	711	2,909	(75.5%)

Booked passengers (thousands)	-	1,105	5,654	(80.5%)

Total ancillary revenue per passenger	28	644	514	25.2%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

The following table shows the first one half of the year additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Six months ended June 30, 2020 (US Dollars)*	Six months ended June 30, 2020	Six months ended June 30, 2019	Variance (%)

Other passenger revenues	142	3,257	4,954	(34.3%)
Non-passenger revenues	19	433	518	(16.5%)
Total ancillary revenues	161	3,689	5,472	(32.6%)

Booked passengers (thousands)	-	6,382	10,617	(39.9%)

Total ancillary revenue per passenger	25.2	578	515	12.2%

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	June 30, 2020 Unaudited	June 30, 2020 Unaudited	December 31, 2019 Audited
	(US Dollars)*
Assets
Cash and cash equivalents	436	10,013	7,980
Accounts receivable	119	2,743	2,320
Inventories	12	278	302
Prepaid expenses and other current assets	45	1,045	781
Financial instruments	1	28	134
Guarantee deposits	62	1,416	600
Total current assets	676	15,522	12,117
Rotable spare parts, furniture and equipment, net	306	7,021	7,385
Right of use assets	1,428	32,799	34,129
Intangible assets, net	7	167	167
Financial instruments	-	2	3
Deferred income taxes	139	3,194	1,543
Guarantee deposits	381	8,759	7,644
Other assets	5	120	166
Other long- term assets	9	199	141
Total non-current assets	2,275	52,261	51,178
Total assets	2,951	67,783	63,295
Liabilities
Unearned transportation revenue	254	5,832	3,680
Accounts payable	160	3,678	1,656
Accrued liabilities	77	1,759	2,532
Lease liabilities	298	6,844	4,721
Other taxes and fees payable	99	2,267	2,102
Income taxes payable	-	2	141
Financial instruments	38	869	-
Financial debt	155	3,569	2,086
Other liabilities	13	304	407
Total short-term liabilities	1,094	25,124	17,324
Financial instruments	-	-	-
Financial debt	82	1,876	2,890
Accrued liabilities	3	72	91
Lease liabilities	1,842	42,307	35,797
Other liabilities	103	2,371	1,470
Employee benefits	2	45	38
Deferred income taxes	7	156	156
Total long-term liabilities	2,038	46,827	40,441
Total liabilities	3,132	71,951	57,765
Equity
Capital stock	129	2,974	2,974
Treasury shares	(8)	(176)	(170)
Contributions for future capital increases	-	-	-
Legal reserve	13	291	291
Additional paid-in capital	81	1,851	1,880
Retained (losses) earnings	(117)	(2,698)	438
Accumulated other comprehensive income (losses) (1)	(279)	(6,409)	116
Total equity	(181)	(4,167)	5,530
Total liabilities and equity	2,951	67,783	63,295

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

(1) As of June 30, 2020 and as of December 31, 2019 the figures include a negative foreign exchange effect of Ps.5,847 million and a positive foreign exchange effect of Ps.14 million, respectively, related to non-derivatives financial instruments.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited	Three months ended June 30, 2020	Three months ended June 30, 2020	Three months ended June 30, 2019
(In millions of Mexican pesos)	(US Dollars)*

Net cash flow generated by operating activities	25	584	1,527
Net cash flow generated by investing activities	3	71	171
Net cash flow used in financing activities**	(51)	(1,179)	(571)
(Decrease) increase in cash and cash equivalents	(23)	(524)	1,127
Net foreign exchange differences	(5)	(120)	(74)
Cash and cash equivalents at beginning of period	464	10,658	7,071
Cash and cash equivalents at end of period	436	10,013	8,124
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

**Includes aircraft rental payments of Ps.806 million and Ps.1,582 million for the three months ended period June 30, 2020 and 2019, respectively.

Unaudited	Six months ended June 30, 2020	Six months ended June 30, 2020	Six months ended June 30, 2019
(In millions of Mexican pesos)	(US Dollars)*

Net cash flow generated by operating activities	148	3,403	5,257
Net cash flow generated by (used in) investing activities	1	34	(208)
Net cash flow used in financing activities**	(133)	(3,048)	(2,633)
Increase in cash and cash equivalents	17	389	2,416
Net foreign exchange differences	72	1,645	(155)
Cash and cash equivalents at beginning of period	347	7,980	5,863
Cash and cash equivalents at end of period	436	10,013	8,124
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

**Includes aircraft rental payments of Ps.2,626 million and Ps.3,130 million for the six months ended period June 30, 2020 and 2019, respectively.